Exhibit 14

VF Corporation

Code of Business Conduct

April 2014

Letter from Our CEO

At VF, we conduct business based on our values. First and foremost, we believe in treating our associates, our customers and everyone we encounter with the highest levels of honesty, integrity and respect.

The Code of Business Conduct sets forth business policies and principles for all directors, officers and associates of VF. It is based on principles we have followed throughout the years, and is designed to help us continue to do business with the highest standards. Our Board of Directors and senior management are wholly committed to the ethical and lawful policies that guide our business, which is why we are communicating this Code to all VF associates worldwide.

The Code does not address every possible business situation, but instead is intended to set forth the basic principles that guide our actions. It also includes guidelines that can be helpful in situations that may not be specifically addressed in this document.

I encourage you to discuss any questions or concerns you have with your manager or other company leaders. I personally assure you that anyone who makes a good-faith report of suspected misconduct will be protected from retaliation.

All associates are required to review our Code of Conduct to become familiar with its contents and complete the electronic or paper acknowledgement. Thank you in advance for continuing to demonstrate our commitment to our values by incorporating these principles into your interactions every day.

Sincerely,

Eric C. Wiseman

Chairman, President and Chief Executive Officer

2

Our Vision and Values

We will grow by building leading lifestyle brands that excite consumers around the world

VF Corporation is a global leader in branded lifestyle apparel and footwear … and we believe we are just getting started. With a diversified portfolio of dynamic, global brands supported by powerful platforms, we have the right strategies and the right people to continue to grow.

But how we get there matters. The consumer is the focus of everything we do. Our strategy begins with a passion for our products and a deep understanding of our consumers. We call it the Art and Science of apparel. Our rigorous methodology combines data-driven insights, expert execution and some of the most creative minds in the industry. The result is products that strengthen the bond between consumers and our brands.

Our world-class associates are at the heart of our success. The cornerstone of our business is that all of our associates, our colleagues and those we touch in the course of doing business will be treated with the highest levels of honesty, integrity and respect.

All these things mean success—for our associates, our retailers, our shareholders, our communities and the millions of people who wear our brands with pride.

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Table of Contents

Letter from Our CEO	2

Our Vision and Values	3

Introduction	6

Why Do We Have a Code?	6

Who Must Follow Our Code?	6

How Can We Use Our Code?	6

Basic Information	8

Asking Questions and Raising Concerns	8

Our Commitment to Non-Retaliation	8

Further Expectations for Managers	9

Approvals, Amendments and Waivers	9

Our Colleagues	10

Communicating Openly	10

Embracing Diversity	10

Preventing Harassment and Discrimination	10

Ensuring Health and Safety	11

Protecting Employee Privacy	11

Our Company	12

Disclosing Conflicts of Interest	12

Gifts and Entertainment	14

Using and Protecting Company Property	15

Appropriate Use of Social Media	16

Keeping Accurate Accounting and Financial Records	16

Public Release of Corporate Information and Quality of Public Disclosures	17

Insider Trading	17

Our Marketplace	19

Fair Dealing	19

Fair Competition	19

4

Interacting with Our Partners	19

Creating Quality Products and Services	20

Anti-Corruption	20

Imports and Exports	21

Global Trade Compliance	21

Our Communities	23

Environmental Sustainability	23

Global Compliance Principles	23

Local Community Relations and Volunteerism	23

Charitable Donations	23

Political Activities	23

A Final Word	24

Resources	24

5

Introduction

Why Do We Have a Code?

How we get there matters

At VF, integrity never goes out of fashion. Our success is a direct result of the values we embrace as a company and as people. To us, values such as honesty, integrity and respect are more than words—they are embedded in everything we do.

Our Code of Business Conduct (“Code”) demonstrates how our core values of honesty, integrity and respect come to life in our day-to-day business dealings. It lays out a number of common scenarios, and gives us the guidance we need—or the resources to turn to when guidance isn’t enough—to help ensure we act ethically at all times. This is critical, as the actions of each of us contribute to the reputation and success of us all.

By setting forth the high standards we are expected to uphold, our Code also serves as a pledge we make to our shareholders, our customers and each other. We commit to act with integrity—not only because it contributes to our success, but also because it is the right way to achieve success.

Who Must Follow Our Code?

This Code and all relevant corporate policies apply to everyone who conducts business on behalf of VF, including associates, executive officers and Board members, regardless of seniority or location. We are all responsible for reading and understanding our Code.

We also expect that our business partners will follow similar principles, and we aim to work with those who meet our exacting standards.

Just as we all have a duty to follow our Code, we are also responsible for knowing and following the laws and regulations that apply to our work in every location where VF operates. If there is ever a discrepancy between local law and our Code or policies, seek guidance from VF’s Law Department.

How Can We Use Our Code?

Have a question? Follow this guide to find the section of our Code that you need.

Basic Information: Who do I turn to when I have questions and concerns? What should I expect from my manager? What if I am concerned about speaking up? This section answers these questions.

Our Colleagues: This section provides information on topics that help promote a positive workplace, such as diversity and safety.

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Our Company: This section contains information on how we can help maintain VF’s good name and provides information on topics such as conflicts of interest, gifts and handling financial information.

Our Marketplace: This section includes information on working with partners and suppliers, ensuring fair competition and complying with anti-corruption laws.

Our Community: This section offers information on our commitment to our community, including sustainability, human rights and involvement in charitable and political activities.

DID YOU KNOW …

VF’s Ethics and Compliance Program is overseen by VF’s Vice President, General Counsel and Corporate Secretary. VF’s Global Director of Ethics and Compliance manages the program’s day-to-day operations. Our Ethics and Compliance Leadership Council, made up of members of VF’s Operating Committee and other leaders, is responsible for ensuring the effectiveness of our program.

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Basic Information

We will lead with integrity

Asking Questions and Raising Concerns

Since this Code cannot address every situation you might encounter, please always ask for help whenever you have a question. Reporting concerns as soon as they arise and seeking guidance before acting can help VF improve processes and solve problems quickly.

The following resources are ready to assist you:

•	Your manager, or another manager you trust

•	Your Human Resources representative

•	Your department head, division controller or coalition Chief Financial Officer (“CFO”)

•	VF’s Controller or CFO

•	VF’s General Counsel and other members of the Law Department

•	VF Ethics and Compliance or

•	Our Ethics Helpline.

The Ethics Helpline is free, confidential and available 24 hours a day, seven days a week, to VF associates around the world. If you don’t want to identify yourself, you can make a report anonymously where allowed by law.

DID YOU KNOW …

Due to local laws, the Ethics Helpline can only accept reports regarding audit or accounting fraud, bribery, or banking or financial concerns in certain countries. If you are calling from a country where anonymous reporting is limited, you will be directed to report your concerns to local management.

VF makes every effort to investigate reported concerns appropriately and consistently. As associates, we are required to cooperate in all investigations of alleged misconduct.

VF takes violations of our Code seriously, and the outcome for offenders may include termination. Each officer and department head is responsible for monitoring and enforcing the Code within his or her area of responsibility. VF reserves the right to report violations of the Code that involve illegal behavior to the authorities.

Our Commitment to Non-Retaliation

VF will never tolerate retaliation towards any associate for coming forward with a good faith report or participating in an investigation. “Good faith” means making a report with honest intentions and providing all relevant information. Retaliatory acts—such as demotions, harassment or loss of employment—are prohibited by VF. If you believe you have been the subject of retaliation, you should report it to Human Resources or VF’s General Counsel immediately.

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Further Expectations for Managers

Our managers have additional responsibilities to implement and uphold our values by:

•	Acting as role models and leading with integrity

•	Promoting training and career development

•	Encouraging our open door culture, in which associates feel comfortable raising concerns

•	Escalating reports from associates, as appropriate, and

•	Never allowing or ignoring acts of retaliation.

It falls on our managers to set the standard for all associates at VF. This means creating a positive work environment, learning and understanding our Code and modeling ethical behavior every day. At VF, we strive for integrity at every level of our operations, starting with our leaders.

Approvals, Amendments and Waivers

Our Code has been approved by VF’s Board of Directors. Waivers of this Code for the CEO and senior financial officers may only be granted by the Board of Directors, and will be promptly disclosed to VF’s shareholders. Any waivers for other associates may only be granted in writing by VF’s General Counsel. Material amendments to this Code must be approved by VF’s Board of Directors, and any amendments that are applicable to the CEO and the senior financial officers will also be promptly disclosed to the Company’s shareholders.

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Our Colleagues

We will treat everyone with dignity and respect

Communicating Openly

We believe open communication and the free expression of diverse and differing ideas is the best way to collaborate, solve problems and create a winning team. So come forward when you have concerns, maintain your integrity in your interactions with your colleagues, and encourage each other to share the ideas that contribute to our success. See our Open Door Policy for additional guidance.

Embracing Diversity

VF associates and suppliers are spread across more than 60 countries and represent a wide variety of cultures and beliefs. We are committed to creating an inclusive environment that welcomes and values our differences. We know that our continued success and growth will be enhanced by a diverse workforce that encompasses a wide range of perspectives, skills and abilities. This also means VF makes employment decisions based only on merit and without regard to race, color, religion, national origin, sex, age, disability, sexual orientation or any other characteristic protected by law. See our Employment Policy for additional guidance.

Preventing Harassment and Discrimination

We believe in treating each other respectfully and do not tolerate harassment within our workplace. “Harassment” is any unwelcome conduct—whether physical, verbal or sexual—that has the purpose or effect of creating an intimidating, hostile or offensive workplace. Avoiding harassment means avoiding any of the following types of conduct:

•	Slurs, offensive remarks or jokes based on a person’s race, color, religion, national origin, sex, age, disability, sexual orientation or other similar characteristics

•	Unwanted touching, assault or intimidating gestures, such as blocking a person’s movement

•	Requests for sexual favors or unwanted sexual advances, such as leering or making sexual gestures or

•	Repeated invitations for dates when the other person has declined.

If you experience or witness harassing behavior of any kind, you are encouraged to report it immediately. You will never face retaliation for making a report in good faith. See our Harassment-Free Work Environment Policy for additional guidance.

Q: Ana has recently accepted a new role, which requires her to work closely with Chad. At first she is flattered when he compliments her looks, but as time goes on, his comments become more personal until he begins making crude gestures to express how attractive he thinks she is. Ana is upset by this behavior, but she wants to handle this the right way. What should she do?

A: If asking Chad to stop has no effect, Ana should not hesitate to go to her manager or another resource listed in this Code. Chad’s unwanted attention is creating a work environment that is

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uncomfortable for Ana, and his behavior should stop immediately. Ana can rest assured that she will not face retaliation for reporting Chad’s behavior, because VF is committed to creating a respectful, secure work environment for all of us.

Ensuring Health and Safety

Because VF values our work and our well-being, our Company goes to great lengths to foster a safe and healthy work environment.

Associates may not sell, possess, distribute, use or purchase illegal drugs—or sell, transfer or distribute prescription drugs—on Company premises or during working hours. Associates must never work while impaired by alcohol or drugs.

If you are concerned about a substance-abuse problem, please seek confidential assistance through VF’s Employee Assistance Program (EAP).

In addition, VF does not tolerate any action that threatens people, property or our Company, including verbal threats, harassment, physical attacks, damage to Company property, possession of any weapon on Company property or any other behavior that would make VF associates feel unsafe.

If you become aware of any health or safety concern, report it to a manager immediately. For additional guidance, see our Substance-Free Workplace and Violence-Free Workplace Policies.

Protecting Employee Privacy

We respect the privacy of our fellow associates and will safeguard the confidentiality of sensitive personal information that we receive in the course of our work. This includes personal health information, contact information, government-issued identification numbers and confidential employment information, including salary and evaluation details. If your job involves having access to such information, you must take care to safeguard it. Only use other associates’ private information for valid business purposes, and never access it or share it with others—even colleagues—unless necessary to fulfill your job responsibilities.

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Our Company

We will compete fairly and honestly

Disclosing Conflicts of Interest

A “conflict of interest” arises any time your personal interests interfere with your ability to make objective decisions on behalf of VF Corporation. Because of the risk for harm to our Company, we each have a duty to avoid situations that could create—or even appear to create—a conflict of interest.

Situations involving a conflict of interest may not always be obvious or easy to resolve, so some of the more common scenarios you might encounter are described in this section. If you become aware of a potential conflict of interest, you must report it to your manager or another member of management.

In order to avoid conflicts of interests at the executive level, each of the CEO and senior financial officers must disclose to VF’s General Counsel any material transaction or relationship that reasonably could be expected to give rise to such a conflict. The General Counsel will notify the Nominating and Governance Committee of any such disclosure. Conflicts of interest involving the General Counsel will be disclosed to the CEO, and the CEO will notify the Nominating and Governance Committee.

Outside employment or financial interests

While VF recognizes that some associates will work second jobs, associates should never engage in any outside employment or other activity that violates obligations to VF, such as confidentiality. In addition, associates may not have any personal contract, agreement, ownership interest or financial stake (excluding publicly traded securities) with any company or individual doing business with VF that relates to VF’s business.

Working with family members and close friends

Working with family members or those with whom you may have a significant personal relationship can lead to the appearance of bias. Sometimes, this may conflict with the best interest of VF, especially if there is a reporting relationship between two close individuals. If one of your family members or someone with whom you have a significant personal relationship works for VF, you should not be involved in the decisions related to the hiring, compensation, evaluation or promotion of that individual. See our Employment of Relatives Policy for additional guidance.

A conflict of interest can also arise if you, your family member or close friend works for a company that has a relationship with VF, such as one of our suppliers, resellers, customers or competitors. These business relationships should be based only on what is best for VF. If you find yourself interacting with a company that a relative or close friend has ties to, notify your manager immediately and remove yourself from the decision-making process. Do not use your position at VF to influence the bidding process or any negotiation based on a personal relationship.

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DID YOU KNOW …

“Family members” include parents, siblings, spouses, legal guardians, children, in-laws, grandparents, grandchildren, step-relatives or any other person regularly residing in your household.

Q: Amy is responsible for the selection and management of VF’s sales agents in Europe. Amy selects the sales agency her husband works for to cover the Bavarian region. The agency is one of the best-known and most effective in Europe, and is willing to work for a commission that is substantially less than that paid to other agents. Did Amy do the right thing?

A: No. Although this arrangement appears to substantially benefit our Company, it is still a conflict of interest. Amy should not be involved in a selection process that results in the selection of the company her husband works for.

Board memberships or leadership roles

Before accepting a position to serve on the board of directors or in a leadership role for an outside company that does business with VF or that is in a similar market or industry, seek approval from your manager to ensure that no conflict of interest exists and that serving will not affect your ability to do your job at VF.

Corporate opportunities

Part of our shared commitment to VF is to never use company property, information or our positions at VF for personal gain. You should never compete with VF, whether by engaging in the same line of business or by taking away any opportunity for sales or purchases of products, services or interests.

Q: Bill is a product designer at VF specializing in clothing for high performance sports. Bill and his brother have started a small company that has recently applied for a patent associated with a new fleece top’s moisture-wicking and thermal characteristics. Bill completed the patent application on his lunch breaks using a VF computer. Bill asks his manager whether VF might be interested in licensing the patent. What problems have Bill’s actions created?

A: This situation is a conflict of interest for Bill. He personally stands to benefit if VF licenses the patent, while at the same time his responsibilities at VF involve potential applications for the patent. Further, Bill should not have used VF property to apply for registration of the patent, since it could be used to manufacture products that would compete with VF’s products.

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Gifts and Entertainment

We should all avoid even the appearance of making business decisions based on illegal, unethical or compromising influences. Business courtesies, such as the exchange of gifts or attending entertainment events may be appropriate only under certain circumstances.

VF employees may exchange gifts with suppliers, customers or others who are doing business with VF, provided the following guidelines are adhered to:

•	Gifts may not be extravagant

•	Gifts must be infrequent and

•	A gift should not give the impression that it will influence a business decision.

Gifts of money (cash or cash equivalent) are not acceptable. Promotional items, branded items or holiday gifts of nominal value are permissible.

DID YOU KNOW …

A gift can be any item of value and includes gift cards and other cash equivalents, personal favors and event tickets.

Entertainment among VF and others may be appropriate if participation will help build or maintain a business relationship for VF’s benefit, business topics will be discussed during the event or members of the existing or proposed relationship teams will be in attendance. Before accepting such an invitation, however, be sure to obtain approval from your manager.

Also, family members may not receive compensation, commissions, gifts or entertainment perks from companies or organizations that deal with VF if doing so could reasonably be construed to influence Company decisions.

Remember that the rules for providing gifts and entertainment to government officials are much stricter than the rules laid out here. Never offer or provide a gift to a government official without prior authorization from the Law Department.

See the Anti-Corruption section of this Code for additional guidance.

Q: A VF supplier is sponsoring a nationally recognized sporting event and has invited Herman, a VF brand manager, to attend the event. The supplier tells Herman that some of their key executives and factory representatives will also attend. Herman wants to take the supplier up on his offer. How should he handle the invitation?

A: Herman should consider the following questions:

•	Is there any exchange of cash involved?

•	Has Herman received frequent gifts or entertainment from this supplier?

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•	Will accepting the invitation influence or give the impression that it is influencing a business decision?

•	Is the expense of the entertainment extravagant?

If the answers to these questions are all “no,” and attending will help build or maintain the business relationship for the benefit of VF, Herman may be able to attend. Before accepting the invitation, Herman must obtain his manager’s approval.

Using and Protecting Company Property

Acting with integrity means that we are each responsible for safeguarding Company property and protecting it from loss, damage, theft, vandalism or unauthorized use or disposal. This applies to property located in the office, at home or on customer premises. VF’s property includes:

•	Physical property, including equipment, facilities and supplies, inventory and vehicles

•	Intellectual property, including trademarks, patents, copyrights, work methods and practices, and trade secrets

•	Proprietary information, including any non-public information that might be useful to a competitor or that could be harmful to VF or its customers or suppliers if disclosed and

•	Information technology systems, including computer software, computer networks, e-mail and voice mail.

During the course of our employment, we should use VF’s physical and intellectual property and information technology systems for appropriate Company business purposes. Personal use of the systems should be limited and must not interfere with an associate’s job responsibilities or productivity levels. All Company proprietary information should be maintained in strict confidence, except when disclosure is authorized by VF or required by law. Upon leaving VF’s employment, associates must return all Company property.

Also, always remember to lock your computer when you’re away from your desk, use passwords (and never share yours with anyone else) and keep sensitive materials close at hand when you are traveling. Be aware of your surroundings, taking care not to discuss sensitive or confidential information in public places where others may overhear you. See our Global Information Security Policy for additional guidance.

Q: Karina has invited a prospective business partner to tour the VF facility where she works. What should Karina keep in mind while planning the visit in order to keep from disclosing trade secrets or other proprietary information?

A: Karina and her coworkers should make sure that:

•	Patterns, confidential business plans and product designs are not left in plain sight.

•	Product prototypes are kept in secure areas where the visitors are not allowed.

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•	Visitors are not shown any process that could be considered a trade secret.

•	Visitors are asked to not take pictures or videos of our processes and equipment.

If Karina sees anything suspicious during the visit, she should report it to her manager.

Appropriate Use of Social Media

Just as many of us use social media to connect with the world around us, VF also maintains an online presence. To communicate a clear and consistent corporate message, only those authorized to do so may make statements on behalf of VF.

If you mention VF online, even if this is part of your job, you must clearly state your association with VF and adhere to the following guidelines:

•	Do not discuss VF’s confidential and proprietary information, remembering that the Internet is a public forum.

•	Never make vulgar or intimidating remarks about colleagues that may constitute a form of discrimination or harassment.

•	Always communicate honestly.

•	Do not make disparaging or misleading remarks about our competitors.

•	Use the Code and our values as your guide.

Also, keep in mind your work commitments. If social media is not a part of your normal work activity, please make sure the time you spend using social media does not interfere with your work.

Refer to our Social Media Policy for additional information. Everyone who uses social media in his or her job must review and abide by this policy.

Keeping Accurate Accounting and Financial Records

VF is responsible for furnishing reliable financial information on a periodic and timely basis to its shareholders, potential shareholders, creditors, governmental agencies and others.

We must do our part to ensure that the accounting and financial records of the Company are maintained on the basis of valid, accurate and complete data with adequate supporting information to substantiate all entries to VF’s books of account. All associates involved in creating, processing and recording accounting information are responsible for its integrity.

VF’s books and accounting records are maintained in compliance with generally accepted accounting principles, and properly established controls must be strictly followed. Associates may not conceal information from management or from the Company’s independent auditors or internal auditors.

In addition, everyone must take steps to protect the integrity of our corporate information by adhering to our policies on retaining and disposing of Company records. For more information, see our Records and Information Management Policy.

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Public Release of Corporate Information and Quality of Public Disclosures

VF is a publicly held corporation and its shares trade on a U.S. national securities exchange. The public, therefore, is entitled to periodic communications concerning financial and operating information of the Company. Credibility of such information must be maintained.

VF has a responsibility to communicate effectively with shareholders so that they are provided with full and accurate information, in all material respects, about the Company’s financial condition and results of operations. VF’s reports and documents filed with or submitted to the Securities and Exchange Commission and our other public communications shall include full, fair, accurate, timely and understandable disclosure. VF has established a Disclosure Committee to assist senior management of the Company in fulfilling their responsibility for oversight of the accuracy and timeliness of such disclosures.

Interviews with security analysts, members of the press and other interested parties will be conducted only by designated members of Corporate Management. Other interviews must be approved by top Corporate Management. All requests for interviews must be referred to VF’s Corporate Communications Department.

The distribution of corporate financial releases, booklets, brochures and publications for general public mailings will also be made through the Corporate Communications Department.

Associates may not disclose to outsiders material corporate information they obtain during the course of employment with the Company unless the disclosure has already been made available to the public. The Company forbids its associates from using inside corporate information for their personal gain or from disclosing it to others who might use it for personal gain. Such action will result in immediate dismissal. See our Insider Trading section for additional guidance.

Copies of the Company’s disclosure policy can be obtained from the Corporate Communications Department.

Insider Trading

VF has a long-standing commitment to comply with all securities laws and regulations. These laws prohibit us from purchasing or selling shares of VF securities (including VF common stock, bonds or options)—or those of any public company—based on material, non-public (or “inside”) information. This practice is known as “insider trading,” and it is illegal.

You should never use material non-public information for personal gain prior to its official public release. Such action will result in immediate dismissal. Examples of material information include:

•	Possible mergers, acquisitions or divestitures

•	Actual or estimated financial results or changes in dividends

•	Purchases and sales of investments in companies

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•	Obtaining or losing significant contracts

•	Important management changes

•	The threat or development of major litigation or

•	Major changes in business strategies.

Information is considered non-public until it has been made available to investors generally, such as through a press release. Just as we may not use material non-public information for our own benefit, we also may not provide it to our family members, friends or anyone else—a practice known as “tipping.”

Both tipping and insider trading are illegal and carry severe consequences. If you are unsure about whether the information you possess is inside information, seek guidance from VF’s General Counsel before taking action.

Refer to our Insider Trading Policy for more information.

Q: VF is in private talks to acquire a publicly held clothing company. Brian has been working on the deal and thinks the stock will shoot up once the news is made public. He tells his mother to buy 200 shares of the clothing company’s stock and quietly tells his Administrative Assistant, Ethel, that she should do the same. What should Ethel do?

A: Brian has engaged in “tipping” confidential information to his mother and Ethel. Ethel should immediately contact VF’s General Counsel or the Ethics Helpline to report the details of her conversation with Brian. Insider trading and tipping are serious crimes that could result in severe civil and criminal penalties for VF and any individuals involved. VF will protect any associate who makes a good faith report of suspected misconduct, and Ethel should not be concerned about retaliation.

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Our Marketplace

We will follow the law everywhere we do business

Fair Dealing

VF engages in fair dealing practices—meaning we conduct business ethically—at all times. To this end, we do not make disparaging or untrue statements about our competitors. Nor do we make inaccurate or unfair comparisons between our competitors’ products and services and our own. We are forthright and fair in our marketing practices and when discussing the quality, features or availability of our products and services. Violations of these practices could lead to civil or criminal liability for the individuals involved and our Company.

Fair Competition

Our Company is committed to competing fairly by complying with the laws of the countries where we do business. Most of the countries where we operate have fair competition laws—sometimes known as “antitrust” laws. These laws regulate how we can compete in various markets.

Competition laws pertain to our dealings with customers, suppliers and competitors, and it is important that you know your responsibilities under applicable competition laws wherever you are located. Certain activities are strictly prohibited, including:

•	Monopolistic practices

•	Price fixing

•	Bid rigging

•	Market and customer allocation and

•	Illegal boycotts.

Remember, antitrust violations frequently take the form of an “agreement between competitors,” whether the agreement is in writing, verbal or merely implied. For this reason, we must take special care when interacting with competitors, such as at trade shows or trade association meetings. If a competitor attempts to engage you in conversation about any prohibited topic, stop the conversation immediately and report the incident to your Coalition General Counsel.

For additional information, see our Antitrust Compliance Policy.

Interacting with Our Partners

Just as we protect VF’s intellectual property—and expect our business partners to do the same—we, in turn, respect the legal rights of others with whom we do business. We do not make unauthorized copies of copyrighted material, including computer programs for which we don’t have a license. If you need guidance, seek help from the Law Department.

Keeping up-to-date with others in our industry helps VF stay competitive, but we must take care to only collect competitive information in an ethical manner. We do not use deceptive or illegal tactics to obtain information about our competitors, and we do not ask or allow our associates to share confidential information about former employers. Remember that requesting or accepting confidential information from another company without consent may have legal consequences.

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When we do exchange confidential or proprietary information with our business partners, we should first make sure our documents are labeled appropriately and that we have a properly executed non-disclosure agreement in place. Seek help from the Law Department if you have questions.

Creating Quality Products and Services

At VF, we take pride in our brands and the quality of the products they represent. If you become aware of any flaw in our processes or products (or those that are supplied to us), report it to your manager or a member of the Supply Chain management team.

Anti-Corruption

As an international company, VF is subject to a number of laws prohibiting bribery and corruption, including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act. We comply with these laws, and we take pride in competing based on the quality of our products, versus an improperly obtained advantage. At VF, we do not pay bribes to anyone, for any reason.

We must also never offer or accept a “kickback,” which is a sum paid as a personal reward for making or fostering business arrangements. “Facilitating payments” are small, infrequent payments made to expedite the performance of routine government actions by a public official, such as the issuance of work permits and visas. Because of the risk that they could be misconstrued as a bribe, VF strongly discourages the use of facilitating payments. Anyone who believes it is necessary to make a facilitating payment must receive prior approval from the Law Department.

DID YOU KNOW …

A bribe is anything of value given to influence a decision or business outcome, or gain some other improper advantage. Examples include cash payments, offers of employment, excessive travel or entertainment or favors for family members.

Remember, anti-corruption laws are especially strict with regards to interactions with government officials. These include:

•	State or local government employees

•	Candidates running for political office

•	Employees of businesses owned by a government

•	Customers, suppliers or anyone working on behalf of the government and

•	In some instances, royalty or tribal leaders who may hold dual roles in commercial and government settings.

Also, we may never permit a third party to make any improper payment on our behalf.

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If you need more information about identifying corruption, you should seek guidance from the Law Department. For additional information, see our Anti-Corruption Policy.

Q: Samantha is renegotiating a deal with a supplier company that is under new management. Samantha’s new contact, Tomas, says that the company can give VF a better price on this fabric, but Tomas will need Samantha to send each payment in two parts—one to the company’s accounting department and the other directly to Tomas. Tomas claims this process is part of the company’s new internal controls procedure. Samantha thinks this sounds fishy, but it’s an amazingly good deal. What should she do?

A: Samantha should consult her manager on how to handle this situation. It seems likely that Tomas intends to pocket part of the payment for himself, meaning it could be interpreted as a bribe. VF will re-evaluate our relationship with this company. We pride ourselves on avoiding bribery and corrupt payments in all situations.

Imports and Exports

Because we produce and deliver VF’s products globally, it is vital to our business that we follow all applicable import and export regulations that apply to our work. Keep in mind that an “export” can mean not only the goods we distribute, but also technology and certain information we supply across national borders, or to citizens of other countries. An “import” occurs when we purchase goods from one country to bring these goods into another country. Both import and export activities generally require the filing of certain documentation and payment of taxes and fees. To retain our Company’s ability to do business around the world, we must closely follow all trade regulations that apply to us. The rules regarding imports, exports and re-exports can be complicated, so be sure to involve VF’s Customs Compliance professionals or the Law Department while engaging in international trading activity.

Global Trade Compliance

Some countries where VF conducts business impose sanctions, or adhere to sanctions imposed by multi-national organizations, such as the United Nations or the European Union, that restrict or prohibit dealings with certain countries or individuals. Because VF is a U.S. corporation, we must adhere to the economic sanctions administered by the U.S. Office of Foreign Assets Control (OFAC). These include, but are not limited to, restrictions on financial transactions, travel, and imports and exports. If you handle international business, it is your duty to understand and follow the most current regulations. Please check with the Law Department regarding such requirements.

VF and all of our affiliates worldwide also must comply with U.S. anti-boycott laws. These laws impose penalties for refusing to do business with a country, company or person that is “friendly” to the U.S. based on the request of another. This practice is known as “unsanctioned boycotting,” and VF must promptly report any request to support or participate in a boycott to the U.S. government. Boycott activity is not always obvious and may include:

•	Bid invitations that require us to provide information about our past, present or prospective relationships with other countries

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•	Letters of credit that contain boycott terms and conditions such as “goods of Country X not permitted” or

•	Meetings during which we are questioned about who we would or would not do business with.

Contact the Law Department if you believe you are being asked to participate in an unsanctioned boycott.

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Our Communities

We will strive to make our communities better

Environmental Sustainability

VF strives to manage its business in ways that are sensitive to the environment. We comply with all environmental laws and our own strict standards for the well-being of our fellow associates and the communities in which we operate, always seeking to minimize our impact on the natural resources we use. If you have suggestions for ways we can improve VF’s environmental footprint, you are encouraged to contact VF’s Senior Director of Global Corporate Sustainability or your local sustainability representative.

Global Compliance Principles

At VF, we have adopted Global Compliance Principles to govern all facilities that produce goods for our Company. These principles reflect our commitment to individual rights throughout our operations, including the right to work freely, bargain collectively and be compensated fairly.

VF follows the labor laws in place wherever we operate, and does not permit the use of forced or involuntary labor in any of our operations or the operations of facilities that produce goods for VF. We do not permit discrimination against or harassment of our colleagues who choose to be represented by a trade union. For additional information, see our Global Compliance Principles.

Local Community Relations and Volunteerism

VF believes that each of us has a responsibility to help improve the well-being of our communities, and encourages associates to participate in civic affairs. Across the globe, VF associates volunteer our time and contribute financial support to local programs we care deeply about. The VF 100 Program recognizes the top 100 associates who accumulate the most community service hours each year. If you would like more information about volunteering in your community, contact your local Human Resources Representative.

Charitable Donations

VF also looks for opportunities, such as through corporate philanthropy, to participate in our communities as an organization. The VF Foundation provides monetary support for charitable organizations in many of our local communities.

Political Activities

VF encourages associates to support political parties and candidates for public office of their choice. However, any partisan political activity must take place on associates’ own time, at their own expense and not on Company premises. This means associates may not use Company resources—including e-mail or office supplies—to promote political candidates. We should never pressure our colleagues to vote a certain way or support a particular cause or candidate.

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If your job entails regular interaction with legislators, regulators, executive branch officials or their staffs, it is your responsibility to adhere to lobbying disclosure rules. If you are unsure whether an activity is considered lobbying, check with the VF Law Department before proceeding.

A Final Word

Each of us has a stake in following our Code and enforcing its principles. These principles provide guidance on how we interact with our colleagues, our company, our marketplace and our communities every day.

Our Code cannot cover every situation, and you may encounter ethical questions without clear answers. If that happens, there is help available to you.

You should be confident that when you report a suspected violation of the Code, your concerns will be fully investigated in a timely manner. The following point cannot be stressed too often: VF will not tolerate retaliation against anyone who makes a good-faith report of a suspected Code violation.

We want to hear from you. If you have a question or concern, raise it. We promise to respond.

Resources

Regardless of how you choose to raise a question or concern, all reports will be taken seriously and handled confidentially. Rest assured that you will not face retaliation at VF for raising an issue in good faith.

Your Manager

In most cases, your manager will be in the best position to help you with questions or concerns since he or she understands your position and responsibilities.

Human Resources

Human Resources can help you with employment-related concerns, such as issues with a manager or another employee.

Controller or CFO

If you have a concern about accounting, internal controls, or auditing matters, you can bring the issue to your Coalition Controller or CFO.

Law Department

VF’s Law Department, including the General Counsel, can advise you on issues related to the laws and regulations we must follow. To reach the Law Department, you can send an e-mail to law_department@vfc.com.

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Ethics and Compliance

Ethics and Compliance is available to answer questions about any topic related to this Code or to discuss possible violations of the Code, VF policies or the law. To contact Ethics and Compliance send an e-mail to ethics@vfc.com.

Our VF Ethics Helpline

The VF Ethics Helpline is free, confidential and available 24 hours a day, seven days a week, to VF associates around the world. If you don’t want to identify yourself, you can make a report anonymously where allowed by local law.

To Contact the Helpline

In the U.S.: 1-877-285-4152

In other countries, visit ethics.vfc.com to find a list of phone numbers by country or to make a report online.

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